08028086

Mail Processing Section

FEB 28 2008

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response.......12.00 | |

| SEC FILE NUMBER |
|---|
| 8-4618 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Van Eck Securities Corporation

RECD S.E.C.
FEB 28 2008
803

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue
(No. and Street)

| New York | NY | 10016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Smith — (212) 293-2050
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

| 750 Third Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Bruce Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Van Eck Securities, Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

SVP & CFO

Title

ALISON Y. EMANUEL
NOTARY PUBLIC, STATE OF NEW YORK
Notary Public
NO. 01EM5077310
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES MAY 5, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

# VAN ECK SECURITIES CORPORATION
## (a wholly owned subsidiary of Van Eck Associates Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Van Eck Securities Corporation

We have audited the accompanying statement of financial condition of Van Eck Securities Corporation, a wholly owned subsidiary of Van Eck Associates Corporation, as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Van Eck Securities Corporation as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 26, 2008

**VAN ECK SECURITIES CORPORATION**
(a wholly owned subsidiary of Van Eck Associates Corporation)

**Statement of Financial Condition**
**December 31, 2007**

| | |
|---|---|
| **Assets** | |
| Cash | **$ 4,199** |
| Commissions receivable | **89,914** |
| Investments in marketable securities | **1,979,347** |
| Prepaid expenses | **82,058** |
| Furniture and equipment, less accumulated depreciation of $766,389 | **78,543** |
| | **$ 2,234,061** |
| **Liabilities and Stockholder's Equity** | |
| Liabilities: | |
| Due to Parent Company | **$ 46,216** |
| Accounts payable and accrued expenses | **1,195,812** |
| Deferred taxes | **33,000** |
| Total liabilities | **1,275,028** |
| Contingencies (Note E) | |
| Stockholder's equity: | |
| Common stock, par value $1 per share; authorized and issued 10,000 shares | **10,000** |
| Additional paid-in capital | **26,158,623** |
| Deficit | **(25,209,590)** |
| Total stockholder's equity | **959,033** |
| | **$ 2,234,061** |

*See notes to statement of financial condition*

## NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### [1] Nature of business:

Van Eck Securities Corporation (the "Company") is a wholly owned subsidiary of Van Eck Associates Corporation (the "Parent" or "Parent Company") and a registered broker-dealer. Its business is limited to acting as general distributor of the Van Eck Family of Funds (the "Funds"), registered open-end investment companies.

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 based on Paragraph k(1) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

### [2] Summary of significant accounting policies:

(a) Valuation of investments:

Marketable securities, which consist principally of mutual fund investments in the Van Eck Family of Funds, are valued at exchange quoted market prices.

(b) Furniture and equipment:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (5-10 years).

(c) Income taxes:

The Company files its federal, New York State and New York City income tax returns on a consolidated basis with its Parent and other related companies. The members of the consolidated group have elected to allocate income taxes among the members of the group under a method by which the Parent makes payments to the Company or the Company makes payments to the Parent for the income tax reductions or increases resulting from the Company's inclusion in the consolidated returns. Income tax benefits for the current year are included as part of the net intercompany balance in due to Parent Company in the accompanying statement of financial condition.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

At December 31, 2007, a net deferred tax liability of $33,000 is substantially attributable to net unrealized gains on investments and net depreciation expense differences which will be taxable in future years.

**NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**[2] Summary of significant accounting policies: (continued)**

(d) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(e) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(f) Recently issued accounting pronouncements:

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *"Fair Value Measurements"*. SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3).

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company intends to adopt SFAS 157 in January 2008. Management expects that adoption of SFAS 157 will not have a material effect on the Company's financial statements since substantially all of its investments are marketable and have therefore been valued based upon quoted market prices in active markets.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes,"* which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB SFAS No. 109, *"Accounting for Income Taxes"*. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and will require the Company to determine whether such tax position is more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. For nonpublic enterprises, such as the Company, FIN 48 will apply to financial statements issued for fiscal years beginning after December 15, 2007. The Company and the Parent Company are currently evaluating the potential impact of the adoption of FIN 48.

**NOTE B - AFFILIATED PARTIES**

The Company derives substantially all of its revenue acting as the general distributor of the Van Eck Family of Funds.

Payroll and certain other operating expenses are allocated by the Parent to its subsidiaries, including the Company, based on the estimated usage of personnel and facilities.

## NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $626,888 and $82,802 respectively. The Company's net capital ratio was 1.98 to 1.

The Company is dependent upon the Parent Company to continue providing necessary capital to maintain compliance with the Net Capital Rule. The Parent Company has indicated that it intends to continue such support.

## NOTE D - OFF-BALANCE-SHEET RISK AND CREDIT RISK

As discussed in Note A, the Company acts as general distributor of the Van Eck Family of Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. Off-balance-sheet risk with respect to these transactions exists due to the possibility that customers may be unable to fulfill their contractual commitments. As a result, the Company may be charged for any losses incurred by the mutual funds for the canceled transaction. The Company seeks to minimize this risk through procedures designed to monitor the proper execution of transactions by the issuers or their agents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

## NOTE E - CONTINGENCIES/REGULATORY MATTERS

In July 2004, the Parent Company received a "Wells Notice" from the SEC in connection with the SEC's investigation of market-timing activities, including the activities of the Parent and/or its subsidiaries relating to certain mutual funds (the "Funds") managed by the Parent. This Wells Notice informed the Parent that the SEC staff was considering recommending that the SEC bring a civil or administrative action alleging violations of U.S. securities laws against the Parent and two of its senior officers. Under SEC procedures, the Parent has an opportunity to respond to the SEC staff before the staff makes a formal recommendation. The time period for the Parent's response has been extended until further notice from the SEC and, to the best knowledge of the Parent, no formal recommendation has been made to the SEC to date. There cannot be any assurance that, if the SEC were to assess sanctions against the Parent, such sanctions would not materially and adversely affect the Parent. If it is determined that the Parent Company or its affiliates engaged in improper or wrongful activity that caused a loss to a Fund, the Board of Trustees of the Funds will determine the amount of restitution that should be made to a Fund or its shareholders. At the present time, the amount of such restitution, if any, has not been determined. The Board and the Parent Company are currently working to resolve outstanding issues relating to these matters.

END